

April 12, 2012

Via E-mail
Jerome Griffith
Chief Executive Officer, President and Director
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

  Re: Tumi Holdings, Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed April 9, 2012
    File No. 333-178466

Dear Mr. Griffith:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Subsequent Split, page 44

1. We note your disclosure within this section that at an assumed offering price of $17.00 the subsequent split on 51,340,316 shares would result in existing stockholders holding an additional 1,032,897 shares. This appears inconsistent with your disclosure on page 98 which states that there will be 50,619,919 shares outstanding prior to the offering. Based on your hypothetical subsequent split for a price of $17.00 per share, this would increase the amount of shares outstanding (i.e. owned by existing stockholders) by roughly 1,014,524 shares.   Please explain to us why these numbers are inconsistent.

Exhibits

2.   We reissue prior comment 5 as it relates to the indemnification agreements. We are unable to locate the schedule that identifies the information omitted pursuant to Instruction 2 to Item 601, i.e. the parties to the indemnification agreement. Consider filing the signatures for the parties in that schedule.

3.   We note that the legality opinion only reflects the allocation of shares to be issued at the mid-point of the range and does not reflect the maximum amounts that could be sold by both the company and selling shareholders based upon the change in price. Please revise your legality opinion accordingly. In addition, please include the schedules A to each legality opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP